Filed Pursuant to Rule 433
Dated March 1, 2012
Registration Statement No. 333-178335

FOR IMMEDIATE RELEASE

Investor Contacts:
Richard T. Schumacher, President & CEO                                                                                                           Pressure BioSciences, Inc.
Nate Lawrence, Vice President, Marketing                                                                                                           (508) 230-1828 (T)

    Pressure BioSciences, Inc. Continues Expansion of European Sales Reach
                  with Distribution Agreement for the Benelux Countries

                  Belgium, Netherlands, and Luxembourg Join Germany, Switzerland,
              Japan, and South Korea in PBI’s Expanding Global Distribution Network

South Easton, MA, March 1, 2012 – Pressure BioSciences, Inc. (NASDAQ: PBIO) (“PBI” or the “Company”) today announced that it has entered into a distribution agreement with Netherlands-based life sciences company LA Biosystems BV (“LABio”).  Under the terms of the agreement, LABio will have the exclusive right to market and sell PBI’s Pressure Cycling Technology (“PCT”) sample preparation instruments (Barocycler NEP2320 and NEP3229) and consumables in Belgium, the Netherlands, and Luxembourg (“Benelux” countries).  In addition, LABio will have the non-exclusive right to market and sell PBI’s recently released, patent-pending, mechanical homogenization device, the Shredder SG3, and its associated consumables, in the same three countries.

Dr. Nate Lawrence, Vice President of Marketing for Pressure BioSciences, said: “We have an aggressive commercialization plan for our PCT-based and other products for 2012.  Integral to this plan is the expansion of our sales reach into the thousands of biological research laboratories outside the US.  We believe the best way to achieve this goal is to partner with established, well-respected distribution leaders with close, existing relationships with the research laboratories who are potential customers of our enabling product line.  To that end, we are pleased to announce a distribution agreement with Holland-based LA Biosystems for the Benelux countries.  We believe that LABio is one of the top life sciences distributors covering Benelux, and has the staff, contacts, and capabilities to successfully market the PBI product line in this region of Europe.  We are expecting great things from LABio.”

Mr. Louis Spierings, Co-founder and General Manager of LA Biosystems, said: “We are pleased to have the opportunity to partner with PBI, and to represent their impressive product line – including their powerful PCT Platform - to our base of existing customers in Benelux. We understand all too well the importance of good quality sample preparation in the research laboratory, and so do our many customers.  Because of this, we believe that the PBI product line will be well received by our customer base, and that we will be successful in generating revenue for both PBI and LABio in 2012, and beyond.”

LA Biosystems works closely with IUL Instruments, GmbH (“IUL”), a leading life sciences distributor based in Germany.  PBI announced a partnership with IUL in December 2011 in which IUL became the exclusive distributor for PBI’s PCT product line for Germany and Switzerland.

Mr. Alexander Beljaars, President of IUL, commented: “We have worked closely with LABio for several years, during which time we have developed a deep respect for their work ethic, capabilities, and focus on getting the job done.  In our opinion, marketing and distribution of the PCT product line is an excellent fit for Mr. Spierings and his team at LABio.  Having worked with them for the past few years, we believe they will be highly successful in representing the PBI product line in the Benelux countries. We look forward to working with them – and PBI – towards our common goal of driving the installed base of PCT products into the many life sciences laboratories in our selected European regions.”

About LA Biosystems BV

LA Biosystems BV (“LABio”) is a leading, experienced and respected supplier of scientific products with excellent customer contacts and relationships in the pharmaceutical, biotechnology, academic, and other life sciences markets in the Benelux region.  Based in the Netherlands, LABio handles sales and service with a highly educated, experienced, and trained staff in Belgium, Netherlands, and Luxembourg.  LA Biosystems specializes in microbiology, cell biology, and biotechnology applications, and offers high-level support of specialized, complex, and exclusive technologies, including sample preparation, with a highly-educated and motivated marketing and sales team, and with rapid, customer-oriented, and high quality service support.  LABio also markets, sells, and supports equipment for microbiological food control, analytical devices, and process technology for fermentation, cell culture, and life cell imaging.  LABio has a close working relationship with IUL Instruments GmbH, which offers both companies the ability to share crucial resources, such as technical service, product training, and customer support.

About Pressure BioSciences, Inc.

Pressure BioSciences, Inc. (“PBI”) (NASDAQ: PBIO) is focused on the development, marketing, and sale of proprietary laboratory instrumentation and associated consumables based on Pressure Cycling Technology (“PCT”). PCT is a patented, enabling technology platform with multiple applications in the estimated $6 billion life sciences sample preparation market. PCT uses cycles of hydrostatic pressure between ambient and ultra-high levels to control bio-molecular interactions. PBI currently focuses its efforts on the development and sale of PCT-enhanced sample preparation systems (instruments and consumables) for mass spectrometry, biomarker discovery, bio-therapeutics characterization, vaccine development, soil and plant biology, forensics, histology, and counter-bioterror applications.

Forward-Looking Statements

Statements contained in this press release regarding the Company's intentions, hopes, beliefs, expectations, or predictions of the future are "forward-looking'' statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, without limitation, statements regarding: the Company’s commercialization, marketing and expansion plans and efforts, the Company’s financing plans and efforts, and the Company's outlook and expectations relating to financial results and shareholder value. These statements are based upon the Company's current expectations, forecasts, and assumptions that are subject to risks, uncertainties, and other factors that could cause actual outcomes and results to differ materially from those indicated by these forward-looking statements. These risks, uncertainties, and other factors include, but are not limited to: possible difficulties or delays in the implementation of the Company's strategies that may adversely affect the Company's continued commercialization of its PCT-based product line, including the expansion of sales to laboratories in the Benelux countries; changes in customer’s needs and technological innovations; the Company’s, LABio’s, and IUL’s sales forces may not be successful in selling the Company’s PCT product line because scientists may not perceive the advantages of PCT over other sample preparation methods; if actual operating costs are higher than anticipated, or revenues from product sales are less than anticipated, the Company may need additional capital in April 2012; and if the Company fails to achieve its plan to regain compliance with the NASDAQ Listing Rules for minimum stockholders’ equity and the minimum bid price of $1.00 per share, the Company’s common stock will be delisted from The NASDAQ Capital Market.  Additional risks and uncertainties that could cause actual results to differ materially from those indicated by these forward-looking statements are discussed under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the year ended December 31, 2011, and other reports filed by the Company from time to time with the SEC. The Company undertakes no obligation to update any of the information included in this release, except as otherwise required by law.

PBI filed a registration statement (including a prospectus) with the SEC for an offering to which this communication may relate. Before you invest, you should read the prospectus in that registration statement for the offering and other documents PBI has filed with the SEC for more complete information about PBI and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, PBI can arrange to send you the prospectus, when available, upon request.

           For more information about PBI and this press release, please click on the following links:
http://www.pressurebiosciences.com

http://bit.ly/A0xR7w